Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2002	2001
	(In Millions)
Earnings (loss):
Loss before income taxes, extraordinary item
and cumulative effect of accounting change	$ (2,061)	$ (2,874)
Fixed charges, from below	588	659
Undistributed losses of affiliates	8	25
Interest capitalized	(22)	(63)

Earnings (loss)	$ (1,487)	$ (2,253)
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Fixed charges:

Interest expense	$ 445	$ 383
Portion of rental expense representative
of the interest factor	143	276

Fixed charges	$ 588	$ 659
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Ratio of earnings to fixed charges	(a)	(a)
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(a)  Earnings were inadequate to cover fixed charges by $2.1 billion in 2002 and $2.9 billion in 2001.